Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

December 1, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's and RDIF commence clinical trials for Sputnik V vaccine in India.”

This is for your information.

With regards,

Sandeep Poddar

Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy's and RDIF commence clinical trials for Sputnik V vaccine in India

Hyderabad, India, December 1, 2020	For Immediate Release

Hyderabad, India, December 1, 2020: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY), and Russian Direct Investment Fund (RDIF) announced today that they have commenced adaptive phase 2/3 clinical trials for Sputnik V vaccine in India after receiving the necessary clearance from the Central Drugs Laboratory, Kasauli, India.This will be a multicenter and randomized controlled study, which will include safety and immunogenicity study.

The clinical trials are being conducted by JSS Medical Research as the clinical research partner. Further, Dr. Reddy’s has partnered with the Biotechnology Industry Research Assistance Council (BIRAC), Department of Biotechnology (DBT) for advisory support and to use BIRAC’s clinical trial centres for the vaccine.

Recently, RDIF announced the second interim analysis of clinical trial data, which showed 91.4% efficacy for the vaccine on day 28 after the first dose; vaccine efficacy over 95% 42 days after the first dose. Currently, 40,000 volunteers are taking part in Phase III of Sputnik V clinical trials, out of which over 22,000 have been vaccinated with the first dose of the vaccine and more than 19,000 – with both the first and second doses of the vaccine.

G V Prasad, Co-chairman and Managing Director, Dr. Reddy’s Laboratories said, “This is another significant step as we continue to collaborate with multiple entities along with the government bodies to fast-track the process for launching the vaccine in India. We are working towards making the vaccine available with a combination of import and indigenous production model.”

In September 2020, Dr. Reddy’s and RDIF entered into a partnership to conduct clinical trials of the Sputnik V vaccine and the rights for distribution of the first 100 million doses in India.

On August 11, 2020, the Sputnik V vaccine developed by the Gamaleya National Research Institute of Epidemiology and Microbiology was registered by the Ministry of Health of Russia and became the World’s first registered vaccine against COVID-19 based on the human adenoviral vector platform.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”